Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2024

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents and short-term bank deposits, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, as of June 30, 2024, will be sufficient to fund our operations and satisfy our obligations for the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws; and

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Maris-tech”, “Maris”, the “Company”, “we”, “us” or “our” are to Maris-tech Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited financial statements for the six months ended June 30, 2024 and notes thereto, and together with our audited financial statements for the year ended December 31, 2023 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a business-to-business, or B2B, provider of intelligent video transmission technology with artificial intelligence, or AI, acceleration for edge platforms, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems with AI acceleration, which are offered as products and solutions for the, professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, homeland security, or HLS, intelligence gathering, autonomous vehicle, and space markets.

Recent Developments

In March 2024, we entered into a collaboration with Renesas Electronics Corporation, or Renesas, one of the world’s largest semiconductor manufacturers, and were accepted into Renesas’ Preferred Partner Program. The collaboration and Preferred Partner status enables us to spearhead the advancement of edge computing solutions, aligning with both companies’ dedication to innovation across crucial markets.

In April 2024, we received a new order from a repeat customer, an existing defense industry company, for defense applications based on our advanced Jupiter-Nano platform for $415,800. The miniature and lightweight platform will feature multiple input raw video recording capabilities for armored vehicles. The ability to record raw video in the field will enhance deep learning capabilities primarily for AI-based situational awareness applications. We expect to deliver this order during 2024.

In April 2024, we also received a new order from a repeat customer, another existing customer in the defense industry, for a customized product based on our Mars platform technology for $110,000. We will develop a novel, miniaturized, low-power system with narrow-band wireless communication designed for intelligence gathering and other defense applications. We expect to complete the development of the product by the end of 2024.

In June 2024, we received an order for $225,000 from Aero Sol, a leading military drone manufacturer, for a new video payload solution for drone platform based on Maris-Tech’s Uranus technology. The product is a miniature, lightweight, low-power, and mechanically robust solution supporting 4K Ultra High-Definition camera, enabling autopilot control and AI applications. We expect to deliver this order during the fourth quarter of 2024.

In June 2024, we also received a repeat order of approximately $957,000 for a customized solution that provides armored and autonomous vehicles with enhanced situational awareness. This was the third order for this unique solution from the same customer, and it is expected to be delivered by the end of 2024. Total orders for this innovative, customized system from this customer have accumulated to approximately $2.2 million.

In June 2024, we also announced our collaboration with LightPath, a recognized leader in optics and photonics solutions. As part of the collaboration, we will integrate our firmware and hardware to support AI algorithms embedded in LightPath’s infrared cameras. We expect to complete the integration by the end of 2024.

In July 2024, we announced the launch of the Uranus-based Diamond System, an innovative 360° 3D situational awareness solution specifically designed for Armored Fighting Vehicles. This advanced product aims to enhance situational awareness and early threat detection capabilities. The Diamond System will be available for purchase in October 2024.

In August 2024, we received a $700,000 order from a valued repeat customer for the development and production of a new system with AI-enabled video distribution capabilities, specially designed for armored vehicles. The order is expected to be delivered in tranches during 2024 to 2027.

Comparison of the Period Ended June 30, 2024 and 2023

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Period Ended June 30,
U.S. dollars	2024	2023
Revenues	$3,410,258	$473,853
Cost of revenues	$1,476,693	$644,480
Gross profit (loss)	$1,933,565	$(170,627)
Research and development expenses, net	$348,902	$441,015
Sales and marketing	$415,627	$317,729
General and administrative	$1,120,695	$1,496,137
Profit (loss) from operations	$48,341	$(2,425,508)
Financial income, net	$83,456	$161,481
Net Income (loss)	$131,797	$(2,264,027)

Revenues

Our revenues for the period ended June 30, 2024 were $3,410,258, representing an increase of $2,936,405, or 620%, compared to $473,853 for the period ended June 30, 2023. The increase is primarily attributable to an increase in sales of our new and unique situational awareness solution products for armored vehicles for the defense market.

Cost of Revenues

Our cost of revenues for the period ended June 30, 2024 was $1,476,693, representing an increase of $832,213 or 129%, compared to $644,480 for the period ended June 30, 2023. The increase was primarily due to the increase in sales of our products to the defense market.

Gross Profit (loss)

Our gross profit for the period ended June 30, 2024 was $1,933,565, representing a gross profit rate of 56.7% compared to a loss of $170,627 for the period ended June 30, 2023. The increase in our gross profit was primarily due to the substantial increase in our sales, while our fixed costs associated with the cost of sales remained approximately the same.

Research and Development Expenses, net

Our research and development expenses, net for the period ended June 30, 2024 were $348,902, representing a decrease of $92,113, or 21%, compared to $441,015 for the period ended June 30, 2023. The decrease was primarily attributable to funds received from the Israeli Innovation Authority to support our research and development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses were $415,627 for the period ended June 30, 2024, an increase of $97,898, or 31%, compared to $317,729 for the period ended June 30, 2023. The increase was primarily attributable to an increase in expenses related to our sales and market activities in the defense field.

General and Administrative Expenses

Our general and administrative expenses were $1,120,695 for the period ended June 30, 2024, a decrease of $375,442, or 25%, compared to $1,496,137 for the period ended June 30, 2023. The decrease was primarily attributable to a decrease in costs associated with professional services and an allowance for doubtful accounts.

Operating Profit (Loss)

As a result of the foregoing, our operating profit for the period ended June 30, 2024 was $48,341, compared to an operating loss of $2,425,508 for the period ended June 30, 2023.

Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs, exchange rate differences and interest on our bank deposits.

We recognized net financial income of $83,456 for the period ended June 30, 2024, compared to net financial income of $161,481 for the period ended June 30, 2023. The decrease was primarily attributable to a decrease in interest payments received on our bank deposits and exchange rate fluctuations.

Net Income (Loss)

As a result of the foregoing, our net income for the period ended June 30, 2024 was $131,797, compared to net loss of $2,264,027 for the period ended June 30, 2023.

Liquidity and Capital Resources

Overview

Since our inception we have funded our operations principally from bank loans, issuance of ordinary shares, no par value per share, or Ordinary Shares, preferred shares, warrants, credit lines and long-term loans from banks and shareholders.

As of June 30, 2024 and December 31, 2023, we had working capital of $6,961,644 and $7,264,319, respectively, an accumulated deficit of 10,770,326 and $10,902,123, respectively, and negative cash flow from operating activity of $859,133 and $2,250,995 for the six months ended June 30, 2024 and 2023, respectively. If we are unable to successfully commercialize our product candidates or obtain sufficient future financing through debt or issuance of equity, we will be required to delay some of our planned research and development programs.

Our backlog as of June 30, 2024 and August 28, 2024 was approximately $10,000,000 and $10,500,000, respectively, part of which is expected to be delivered and be recognized as revenues by the end of 2024, and the remainder during 2025 to 2027. Our backlog increased significantly compared to previous years primarily due to new orders from customers in the fields of smart cities, defense and HLS. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. The increase in backlog and sales is a result in the Company’s products reaching maturity and validation among our customers. Our management estimates that such sales will continue in the coming year. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition – Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” in our Annual Report on Form 20-F for the year ended December 31, 2023, or Annual Report, for further information).

As of June 30, 2024, our cash and cash equivalents and our short-term bank deposit were $3,840,397. We expect that our existing cash and cash equivalents and our short-term bank deposit as of June 30, 2024, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

The table below summarizes our cash flows for the periods indicated.

	For the period Ended June 30,
U.S. dollars	2024	2023
Net cash used in operating activities	$(985,092)	$(2,250,995)
Net cash provided by (used in) investing activities	(48,612)	3,929,959
Net cash used in financing activities	(192,720)	(119,536)
Increase (Decrease) in cash, cash equivalents and restricted deposit	$(1,226,424)	$1,556,428

Operating Activities

Cash used in operating activities mainly consists of our net income (loss) adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

Net cash used in operating activities was $985,092 during the period ended June 30, 2024, compared to net cash used in operating activities of $2,250,995 for the period ended June 30, 2023. The decrease in net cash used in operating activities was primarily attributable to a net income of $131,797 for the period ended June 30, 2024, compared to a net loss of 2,264,027 for the period ended June 30, 2024 and an increase of $768,249 in trade receivables, net for the period ended June 30, 2024, compared to a decrease of $855,809 in trade receivables, net for the period ended June 30, 3023.

Investing Activities

Net cash used for investing activities was $48,612 for the period ended June 30, 2024, as compared to net cash provided in investing activities of $3,929,959 for the period ended June 30, 2023. The decrease was primarily due to the fact that we did not utilize our short bank deposits during the period ended June 30, 2024.

Financing Activities

Net cash used for financing activities was $192,720 for the period ended June 30, 2024, as compared to $119,536 for the period ended June 30, 2023. The increase was primarily attributable to the repayment of certain related party loans.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, preferred shares, warrants, credit lines and long-term loans from banks and shareholders.

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our other director and second largest shareholder, have provided loans to us. On May 9, 2021, we entered into a loan facility agreement, or, as amended on June 30, 2021, the Loan Facility Agreement, effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb. The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). As of June 30, 2024, the outstanding amount due under the Loan Facility Agreement to Mr. Bar was $578,159 and to Mr. Gottlieb was $317,370.

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited financial statements for the six months ended June 30, 2024. We believe that the accounting policies described below and in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

There have been no material changes to our critical accounting policies since we filed our Annual Report other than as described in Note 2 to our unaudited financial statements for the six months ended June 30, 2024.

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.